Exhibit 99.1

B.O.S. Better Online Solutions Reports Financial Results for the
Fourth Quarter and Fiscal Year ended December 31, 2016

Net income of $360,000 and 7% growth in revenues in 2016

RISHON LEZION, Israel, March 21, 2017 (GLOBE NEWSWIRE) –

B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, today reported its financial results for the Fourth quarter and fiscal year ended December 31, 2016.

Highlights of Year 2016 results:

●	Net income of $360,000 in year 2016 as compared to a net income of $334,000 in year 2015.
●	Revenues grew by 7% to $27.5 million in year 2016 from $25.6 million in year 2015.
●	Net income, on a non-GAAP basis in year 2016 amounted to $571,000 as compared to $576,000 in year 2015.
●	EBITDA in year 2016 amounted to $1.1 million as compared to $1 million in year 2015.

Highlights for the fourth quarter 2016 results:

●	Net income amounted to $219,000 as compared to $214,000 in the comparable quarter last year.
●	Revenues amounted to $6.8 million as compared to $7.4 million in the comparable quarter last year.
●	Net income, on a non-GAAP basis amounted to $278,000 as compared to $310,000 in the comparable quarter last year.
●	EBITDA for the fourth quarter of 2016 amounted to $417,000 as compared to $352,000 in the comparable quarter last year.

Yuval Viner, CEO, stated: "I am pleased to have met our public forecast for the year 2016, which was an increase in our revenues and in our net profit, as compared to 2015. Our outlook for year 2017 is a net profit of $0.5 million and further growth in revenues as compared to year 2016.

In the beginning of 2016, we acquired the business of iDnext and its subsidiary, Next-Line. This allowed us to expand our advanced logistic solutions in the field of Automatic Identification Data Collection. Since the acquisition, we have invested substantial amount of working capital and managerial resources in the integration process. We are pleased with the resulting synergies, but there is still work to be done in order to improve the performance of this business."

Avidan Zelicovsky, President stated: "Sales of the Supply Chain division outside of Israel amounted to $6.8 million in year 2016. During this year, we have made significant progress in expanding our Supply Chain business in India. We are continuing to focus on this market, with the intention of further growing our activity in this territory."

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Eyal Cohen, CFO, stated: "In 2016, we have continued the improvement in our financial position. Our shareholder' equity amounted to $8.6 million in December 2016 and it accounted for 47% of our balance sheet. Our net debt decreased to $1.85 million in December 2016 from $2.44 million in December 31, 2015, reflecting our trend in recent years of reducing our debt.”

BOS will host a conference call on Tuesday, March 21, 2017 at 11 a.m. EDT - 5:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation. To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-918-0644.

For those unable to listen to the live call, a script of the call will be available the next day after the call on BOS’s website, at: http://www.boscorporate.com

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS' RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:

Eyal Cohen

CFO

+972-542525925

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Revenues	$27,427	$25,599	$6,777	$7,376
Cost of revenues	22,112	20,462	5,341	5,845
Gross profit	5,315	5,137	1,436	1,531

Operating costs and expenses:
Sales and marketing	3,111	2,768	818	715
General and administrative	1,498	1,681	306	547
Total operating costs and expenses	4,609	4,449	1,124	1,262

Operating income	706	688	312	269
Financial expenses, net	(339)	(376)	(93)	(86)
Income before taxes on income	367	312	219	183
Taxes on income (tax benefit)	7	(22)	-	(31)
Net income	$360	$334	$219	$214

Basic and diluted net income per share	$0.14	$0.17	$0.08	$0.10

Weighted average number of shares (in thousands) used in computing basic net income per share	2,587	1,970	2,783	2,093
Weighted average number of shares (in thousands) used in computing diluted net income per share	2,593	1,970	2,783	2,093

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CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2016	December 31, 2015
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,286	$1,419
Restricted bank deposits	196	195
Trade receivables	7,928	7,071
Other accounts receivable and prepaid expenses	992	725
Inventories	2,314	2,503

Total current assets	12,716	11,913

LONG-TERM ASSETS	43	303

PROPERTY AND EQUIPMENT, NET	514	480

OTHER INTANGIBLE ASSETS, NET	195	7

GOODWILL	4,676	4,122

Total assets	$18,144	$16,825

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CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2016	December 31, 2015
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$400	$400
Trade payables	4,601	4,671
Employees and payroll accruals	677	480
Deferred revenues	680	796
Accrued expenses and other liabilities	259	320

Total current liabilities	6,617	6,667

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,734	3,458
Accrued severance pay	194	155
Deferred gain	15	40

Total long-term liabilities	2,943	3,653

SHAREHOLDERS' EQUITY	8,584	6,505

Total liabilities and shareholders' equity	$18,144	$16,825

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RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

(U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Net Income as reported	$360	$334	$219	$214
Adjustments:
Amortization of intangible assets	64	63	14	15
Stock based compensation	147	130	45	32
Acquisition expenses	-	49	-	49
Total Adjustments	211	242	59	96
Net Income on a Non-GAAP basis	$571	$576	$278	$310

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Operating income	$706	$688	$312	$269
Add:
Amortization of intangible assets	64	63	14	15
Stock based compensation	147	130	45	32
Depreciation	184	142	46	36
EBITDA	$1,101	$1,023	$417	$352

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SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Year ended December 31, 2016				Three months ended December 31, 2016

Revenues	$12,197	$15,291	$(61)	$27,427	$3,379	$3,409	$(11)	$6,777

Gross profit	$2,888	$2,427	$-	$5,315	$872	$564	$-	$1,436

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Year ended December 31, 2015				Three months ended December 31, 2015

Revenues	$9,270	$16,336	$(7)	$25,599	$2,757	$4,620	$(1)	$7,376

Gross profit	$2,608	$2,529	$-	$5,137	$833	$698	$-	$1,531

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